Exhibit 99.4

Filed under Rule 425

under the Securities Act of 1933, as amended

and deemed filed under Rule 14a-12

of the Securities Exchange Act of 1934, as amended

Filing by: Northern Star Investment Corp. II

Subject Company: Northern Star Investment Corp. II

File No. 001-39929

The following is the form of email correspondence sent by Apex Clearing Corp. commencing on February 22, 2021 to certain of its clients related to the proposed merger of Apex Clearing Holdings LLC with Norther Star Investment Corp. II.

Client Letter

February 22, 2021

Subject: Our Next Chapter — Going Public on the NYSE

Dear [Client],

As a valued partner of Apex and Apex Pro, we wanted to share some exciting news regarding our company that will position us to better serve you and your customers.

Today, we announced via press release that Apex Clearing Holdings LLC, the parent company of Apex, is going public through a merger with Northern Star Investment Corp. II (NYSE: NSTB). The transaction is anticipated to close, subject to usual and customary closing conditions and receipt of regulatory approvals, in May or June of 2021.

This is a significant milestone for Apex and a natural next step in our evolution as we continue to innovate and drive modernization across the financial services industry. The transaction will provide us with substantial resources and flexibility to increase the scale of our platform and expand our offerings to better serve you. With this increased investment, we look forward to providing you with a further differentiated solution for your end customers.

Importantly, it is business as usual at Apex. Our management team, along with our client service and operational teams, remain intact and are here to serve you. Our commitment to risk management, operational excellence, compliance, and discipline remains unwavering. During this exceptionally dynamic time in the markets, we are humbled by the trust you have placed in Apex to safeguard your customers’ assets, and we look forward to continuing to earn this trust every day.

Should you have any questions, please do not hesitate to reach out to your existing Apex contact. We have also linked a copy of this morning’s press release, which provides additional detail on today’s announcement.

On behalf of the entire Apex team, thank you for your support, confidence, and collaboration. We are incredibly excited to begin this next chapter together as we continue to make investing accessible for everyone.

Sincerely,

Bill Capuzzi

Chief Executive Officer